

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Frank Bakker
President and Chief Executive Officer
OCI Partners LP
P.O. Box 1647
Nederland, Texas 77627

> **Re: OCI Partners LP**
> **Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-189350**

Dear Mr. Bakker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of units offered and the mid-point of the offering price range, or the number of units to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range,

maximum number of units, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Please provide us with copies of any additional artwork or other graphics you intend to use in your prospectus.

4. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

5. Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

6. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

7. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

8. Please continue to monitor the requirements to provide updated financial statements and related disclosures.

9. Please consistently order numerical data presented in tabular and narrative formats throughout your filing. Please refer to SAB Topic 11:E.

Prospectus Cover Page

10. Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.

Prospectus Summary, page 1

General

11. Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

12. Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. Where such information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable. We note the following example: "[w]e are currently the largest merchant methanol producer in the United States…" page 1.

Experienced Management and Operational Team, page 4

13. Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Customers and Contracts, page 7

14. Please disclose the percentage of your revenue derived from sales to industrial users and commercial traders for further processing or distribution and the percentage derive from uncontracted sales of methanol and ammonia.

Organizational Structure After the Transaction, page 11

15. Please disclose the percentage of common units held by your sponsor both if the over-allotment option is and is not exercised by the underwriters. Please also include disclosure showing the sponsor's percentage ownership in both scenarios throughout your filing, as applicable.

Cash Distributions, page 14

16. Please revise your disclosure here, and elsewhere as appropriate to clearly state that on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on the common units for the year ended December 31, 2012 and the twelve months ended March 31, 2013.

Material Federal Income Tax Consequences, page 16

    17. Please revise your disclosure to include a brief discussion of the material tax
consequences so that you are not solely cross-referencing to the more detailed discussion.
Please also disclose the identity of counsel who is rendering the opinion at each place in
the prospectus where you discuss the tax consequences of investing in your securities.

Risk Factors, page 21

    18. The risk factor entitled "A shortage of skilled labor, together with rising labor costs,
could adversely affect our results of operations…" on page 37 appears generic and
applicable to any company and should either be deleted or revised to demonstrate its
particular applicability to you.

"We are not fully insured against all risks related to our business…", page 25

    19. Please revise this risk factor to explain how your insurance coverage would convert to
U.S. dollars.

Our ability to service our indebtedness will depend... to generate cash in the future, page 37

    20. Please disclose your current debt service requirements.

"There is no existing market for our common units…", page 44

    21. Please expand the risk factor summary on the cover page of the prospectus to include a
summary of this risk factor. Refer to Sections II.A.3.a of Securities Act Release 33-6900.

Our Cash Distribution Policy and Restrictions on Distributions, page 54

Unaudited Pro Forma Cash Available for Distribution, page 56

    22. Please explain why you present pro forma disclosures for the twelve months ended
March 31, 2013.

    23. Refer to note (4) on page 58. In regard to the adjustment for net debt service, please
clarify when and how you will adjust for annual required principal payments as the debt
outstanding approaches maturity.

Unaudited Forecasted Cash Available for Distribution, page 58

    24. Please explain why you present forecasted disclosures for the twelve months ended June
30, 2014.

25. Refer to note (4) on page 61. In regard to the adjustment for net debt service, please clarify when and how you will adjust for annual required principal payments as the debt outstanding approaches maturity.

26. Refer to note (6) on page 61. In regard to the adjustments for expansion capital expenditures, please clarify when and how you will adjust for future capital expansions that will not be funded from this offering.

27. In light of the current debottlenecking project that will impact the second half of 2014, please address and quantify the potential impact of this project on cash available for distribution in that period.

28. It appears to us that the measure you identify as cash available for distribution throughout the filing may not actually equate to the amount of cash you distribute since it does not address the impact of other items, including changes in working capital, that may impact the amount of cash you can distribute. Please reconsider the term you use to identify this measure. Also, based on your pro forma presentations of this measure for the year ended December 31, 2012 and the twelve months ended March 31, 2013, please explain to us how these measures equate to actual amount of cash you would have been able to distribute in those periods.

29. Please revise your disclosure to indicate what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls.

30. Please remove the language in the first paragraph on page 59 stating that you do not undertake any obligation to update your assumptions to reflect events or circumstances after the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Product Sales Contracts, page 72

31. We note that your customers have no minimum volume purchase obligations. Please disclose whether these customers may determine to purchase from other suppliers.

Results of Operations, page 75

32. Please revise your discussion of cost of sales to disclose and discuss the factors that impact changes in cost of goods on a cost per ton produced basis during each period presented.

Liquidity and Capital Resources, page 80

33. Please revise the heading on page 83 to properly reflect your comparison of the three months ended March 31, 203 compared to the three months ended March 31, 2012 rather than the year ended March 31, 2012.

Credit Facilities, page 81

34. We note your disclosure in the risk factors section and on page 55 that current and future indebtedness contain or will contain significant limitations on your business operations, including your ability to pay distributions. Please revise disclosure in this section to include a discussion of the material covenants and restrictions in your credit facilities that would prohibit you from making cash distributions.

Customers and Contracts, page 113

35. We note your disclosure that for the year ended December 31, 2012, Methanex and Koch accounted for approximately 11.2% and 12.0% respectively, of your total methanol revenues and for the three months ended March 31, 2013, Methanex and Koch accounted for approximately 35.5% and 21.3%, respectively, of your total revenues. We also note your disclosure that for the year ended December 31, 2012, Transammonia accounted for approximately 50.6% of your total ammonia revenues. Please file or tell us why you are not required to file agreements with your key customers as exhibits to the registration statement.

Environmental Matters, page 115

Chemical Derivatives of Methanol, page 118

36. We note your disclosure that EPA draft regulations were scheduled to be published in May 2013 and that you cannot assure investors that EPA's regulations will not adversely impact demand for methanol for use in formaldehyde production in the United States. We note that the EPA released the proposed regulations on May 29, 2013. Please revise this section to disclose the potential impact of the draft regulations proposed by the EPA. Please consider revising you related risk factor to the extent that the proposed regulations could have an adverse impact on demand. Please review your other environmental matters to ensure the disclosures are current.

37. Please provide all of the information required by Item 101(c)(xii) of Regulation S-K.

Conflicts of Interest and Duties, page 135

Conflicts of Interest, page 135

38. Please revise your disclosure to include proposed method of dealing with each conflict. See Part 5.A. of Industry Guide 5 and Section II.B.2.c of Release No. 33-6900.

Books and Reports, page 157

39. Please tell us why the quarterly reports will be provided within 50 days of the end of the quarter rather than within 45 days. See Part 15 of Industry Guide 5.

Disposition of Common Units, page 171

40. Please revise your disclosure in this section to specifically address the requirements of the third paragraph of Part 12.H of Industry Guide 5.

Underwriting, page 182

41. Please disclose whether there are any agreements, understandings, or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period. Please also disclose the circumstances under which the lock-ups would be waived.

Other Relationships, page 185

42. Please disclose the interest that each underwriter has in your credit facility and the portion of proceeds they will receive.

Financial Statements, page F-1

Unaudited Pro Forma Condensed Balance Sheet, pages F-3 and F-4

43. Due to the significant reduction in historical equity that will occur as a result of the completed and planned transactions prior to the offering, it appears to us you should revise the pro forma balance sheet to separately present pro forma adjustments related to the completed and planned transactions, but excludes offering proceeds, and a related sub-total column and then present separate pro forma columns that include the pro forma adjustment for the receipt of offering proceeds and final totals.

Unaudited Pro Forma Statements of Operations, pages F-5, F-6 and F-7

44. Please revise the title net income to clarify that it excludes non-recurring charges directly attributable to the transactions being presented.

45. Based on your presentation of certain pro forma information in the forepart of your filing for the twelve months ended March 31, 2013, it appears to us you should also present a pro forma statement of operations for this period pursuant to Rule 11-02(c)(4) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8

46. Where applicable, please revise your footnotes to disclose the dates that the transactions for which you provide adjustments in your pro forma financial statements took place if they have already been consummated.

47. Please note we will also review your pro forma financial statements and the related pro forma adjustments when they are complete. Please ensure you clearly indicate how you determine the amount of each pro forma adjustment. In addition, if you present a net adjustment, please provide a tabular explanation of the adjustment in the notes to the pro forma financial statements.

48. Refer to note 4(b) on page F-10. Please clarify the current status of negotiations regarding the new Term Loan B and disclose your basis for determining the assumed initial interest rate you use is factually supportable.

49. Refer to note 4(c) on page F-10. Please clarify the specific terms and duration of the annual service charge allocation agreement with OCI USA. Please address if there are any facts and circumstances that can result in the annual allocated amount exceeding $15 million. If there are, please clarify your basis for determining these adjustments are factually supportable. In addition, please address the facts and circumstances that resulted in the significant increase in selling, general, and administrative expenses during the period ended March 31, 2013. Based on the specific nature of these expenses, please clarify your basis for determining that eliminating them is factually supportable

50. Refer to note 5 on page F-10. Please clarify what distributions are included in the per unit calculations and please explain o us if and how your pro forma per unit calculations comply with SAB Topic 1:B:3.

Historical Financial Statements – OCI Beaumont LLC

Condensed Balance Sheets, page F-11

51. We note you present supplemental pro forma information as of March 31, 2013 to reflect the $230 million distribution to OCI USA; however, it appears to us you should revise this pro forma information to also reflect the planned distributions of cash, restricted cash and accounts receivable to OCI USA at or prior to the completion of the offering. Please advise or revise. In addition, due to the significant reduction in your historical equity that

will occur prior to the offering, it appears to us whenever you present pro forma equity disclosures (for example summary financial data, capitalization, selected financial data) you should first present pro forma equity disclosures that reflect all the planned distributions but exclude offering proceeds and then present additional pro forma disclosures that also reflect the offering proceeds.

Condensed Statements of Operations, pages F-12 and F-23

52. We note that you do not include depreciation expense in cost of goods sold. Please revise your cost of goods sold line item to clearly state that depreciation is excluded. In addition, since you exclude depreciation expense from cost of goods sold, please remove the sub-total preceding depreciation expense. Please refer to SAB Topic 11.B. Please note this comment is applicable to all statement of operations data you present in your filing.

53. Please address comprehensive income pursuant to ASC 220-10-45.

(2) Summary of Significant Accounting Policies, page F-26

54. We note your disclosure on page 78 indicates gains and losses from foreign currencies. To the extent applicable, please provide an accounting policy for foreign currency transactions. If the impact of such transactions could be material, please also revise your disclosures on page 87.

55. Please provide your accounting policy for major turnaround costs as well as any amounts deferred at each balance sheet date.

56. Please disclose the amounts you expensed for repair and maintenance costs during each period presented.

(e) Revenue Recognition, page F-28

57. Please clarify when title passes to customers and, if applicable, separately address barge sales and pipeline sales.

(9) Subsequent Events, page F-20
(11) Subsequent Events, page F-34

58. Please identify the dates through which subsequent events have been evaluated and whether the dates are the date the financial statements were issued or available to be issued. Please refer to ASC 855-10-50.

Exhibits, page II-1

Exhibit 10.2, page II-1

59. It appears that the exhibits and schedules to the Term Loan Agreement are missing. In your next amendment, please include the exhibits and schedules to the Term Loan Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Kevin Struve, Via E-mail
    Brett Braden, Via E-mail